

Mail Stop 4561

September 17, 2015

Edward R. Starrs
Chief Executive Officer
MyECheck, Inc.
2600 E. Bidwell Street, Ste. 190
Folsom, CA 95630

> **Re: MyECheck, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed August 24, 2015**
> **File No. 000-55296**

Dear Mr. Starrs:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Where we refer to prior comments we are referring to our letter dated May 5, 2015.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1.   In your response letter dated August 13, 2015 you provide "proposed disclosure to be added," rather than amending your filing to reflect our prior comments. Please ensure that in the future you amend your filing, or tell us why you believe that no amendment is necessary, rather than providing proposed disclosure in your response letter.

Business, page 4

2.   We note your disclosure stating that "MyECheck is <u>the</u> pioneer of the fully electronic check, the leader in electronic check technology, and <u>the</u> trusted advisor in the rapidly evolving landscape of consumerism in the payments industry" (emphasis added). Please provide us with substantiation for your description of this market position.

3.   You state that you offer "a suite of mobile payment apps that can be downloaded onto any smart mobile device." Yet elsewhere in your filing, such as in the second risk factor on page 6,

you state that the launch of the apps may not occur. Please revise throughout to describe consistently whether such apps have already been launched.

Financial Information

Results of Operations, page 16

4.   Your disclosures in this section appear to be a mere recitation of information contained in the line items evident from a review of your financial statements. Please expand your disclosure to identify and quantify the factors that impacted your results of operations. Refer to Item 2 of Form 10 and Item 303(a) of Regulation S-K.

Exhibits, page 26

5.   We note that your index and exhibits no longer include financial statements for Seergate, Ltd. for the latest required unaudited interim period that precedes the acquisition and the corresponding unaudited interim period of the preceding year. Please include the interim financial statements required by Rule 8-04 of Regulation S-X.

You may contact Amanda Kim, Staff Accountant at (202) 551-3241, or Stephen Krikorian, Accounting Branch Chief at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or, in his absence, me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies and Services